Case Name: Emerson et al v. Mutual Fund Series Trust et al
Case No: 2:17-cv-02565 (U.S. District Court for the Eastern District of New York)
Plaintiffs: Jeffrey Berkowitz, Robert Caplin, Mary Emerson, Roger Emerson, Martha J. Goodlett
Defendants: Tobias Caldwell, Catalyst Capital Advisors LLC, Mutual Fund Series Trust, Erik Naviloff, Northern Lights Distributors LLC, Bert Pariser, Jerry Szilagyi, Edward Walczak (dismissed 3/7/19); Tiberiu Weisz

On April 28, 2017, plaintiffs Roger Emerson, Mary Emerson, Robert Caplin and Martha J. Goodlett filed a putative class action in the United States District Court for the Eastern District of New York, against the Trust, CCA, the Distributor certain officers and trustees of the Trust, and a portfolio manager. The plaintiffs allege, among other things, that the prospectus and other offering materials for the Catalyst Hedged Futures Strategy Fund contained misrepresentations and omissions regarding the Fund's investment objective and the risks related to the Fund's strategy. The complaint seeks (i) class certification; (ii) unspecified relief for damages and interest, attorney's fees and equitable/injunctive relief; and (iii) rescission. On January 8, 2018, the court appointed co-lead plaintiffs and co-lead counsel. On June 5, 2018, defendants filed a joint motion to dismiss the complaint in its entirety. On March 5, 2019 plaintiffs filed a notice indicating they voluntarily dismissed with prejudice all claims against the portfolio manager. On June 25, 2019, the Court entered a Memorandum of Decision and Order granting defendants' motion to dismiss the Amended Complaint in its entirety and dismissing all of plaintiffs' claims with prejudice. In so ruling, the Court stated that with respect to the Fund's investment objective and options strategies and risks, among other things, it "concurs with the Defendants that no actionable misstatements or omissions occurred." The case was closed by Judgment dated June 26, 2019. Thereafter, on July 18, 2019, plaintiffs filed a Motion to Alter or Amend Judgment and for Leave to Amend, asking the Court to vacate the Judgment dismissing the case, reconsider its dismissal with prejudice, and/or grant plaintiffs leave to file a second amended complaint (the "Motion to Alter"). Defendants filed their opposition to the Motion to Alter on August 8, 2019. Plaintiffs' reply is due on August 22, 2019. Defendants continue to believe the claims are without merit and intend to vigorously defend their interests.

Case Name: Chum v. Szilagyi et al
Case No: 17-cv-006933 (Franklin Cty. (OH) Court of Common Pleas)
Plaintiff: Kalvin Chum
Defendants: Jerry Szilagyi, Gemini Fund Services, Northern Lights Distributors LLC, Catalyst Capital Advisors, Tiberiu Weisz, Tobias Caldwell, Bert Pariser, Mutual Fund Series Trust

On August 2, 2017, plaintiff Kalvin Chum filed a derivative action in the Court of Common Pleas, Franklin County, Ohio Civil Division, against CCA, the Trustees, the Distributor and GFS, as well as the Trust as a nominal defendant. The plaintiff alleges that the prospectus, shareholder reports and other marketing materials for the Catalyst Hedged Futures Strategy Fund contained false and misleading statements as to, and descriptions of, the nature and extent of the risks related to the Fund's strategy and performance history. The plaintiff claims that this resulted in shareholders not being able to fully appreciate the risks of an investment in the Fund. The plaintiff further alleges that CCA failed to properly manage the risk of the Fund's portfolio and that the Trustees failed to meet their fiduciary obligations to the Fund and its shareholders. The complaint seeks (i) declaration of a derivative action; (ii) unspecified relief for awards of damages and interest, attorney's fees and equitable/injunctive relief; and (iii) return of all management and advisory fees, and other expenses paid by the Fund during the period covered by the complaint. Claims against the Distributor and GFS were voluntarily dismissed without prejudice on October 12, 2017. On October 16, 2017, the remaining defendants filed a motion to dismiss the complaint in its entirety or to stay the proceeding in favor of the previously filed action in the Eastern District of New York (see above). That motion has been fully briefed and is *sub judice*.   Defendants believe the claims are without merit and intend to vigorously defend their interests.